Mail Stop 3010

January 21, 2010

VIA USMAIL and FAX (720) 493-6549

Mr. Paul Beldin
Senior Vice President and Chief Accounting Officer
AIMCO Properties, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237

  Re: AIMCO Properties, L.P.
    Form 10-K for the year ended 12/31/2008
    Filed 2/27/2009
    File Nos. 000-24497

Dear Mr. Paul Beldin:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Cicely LaMothe
       Branch Chief